AMHN, INC.

October 6, 2009

Donald F. Delaney, Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

RE:	AMHN, Inc.
Form 8-K
Filed September 30, 2009
File No. 000-16731

Dear Mr. Delaney:

In response to your letter dated October 1, 2009, AMHN, Inc. (the “Company”) will amend its Form 8-K to reflect the following responses to your inquiries.

Form 8-K Filed September 30, 2009

1.	We note in the third paragraph that, in accordance with Item 304(a)(1)(ii) of Regulation S-K, you provided a statement indicating that your accountants’ reports on your financial statements for each of the past three years “..did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.” This requirement includes disclosure in the accountants’ report of uncertainty regarding your ability to continue as a going concern. Please review your disclosure to fully address this requirement.

We acknowledge the error as it relates to the uncertainty that the opinion contained relating to the substantial doubt regarding the ability of the Company to continue as a going concern for the years ended December 31, 2008, 2007, and 2006. We will amend our Form 8-K to replace the third paragraph with the following paragraph.

“The reports of Chadwick on the financial statements of the Company for the fiscal years ended December 31, 2008, 2007, and 2006 did not contain any adverse opinion or disclaimer of opinion, however the opinion for the fiscal year ended December 31, 2008 was qualified as to the Company’s ability to continue as a going concern. The opinions for the fiscal years ended December 31, 2007 and 2006 were not qualified. Over the Company’s last three fiscal years including the interim period ended September 29, 2009, there were no disagreements with Chadwick on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.”

345 North Maple Dr., Suite 208, Beverly Hills, CA 90210 — 424-239-6781 — FAX 310-246-1862

www.amhntv.com

2.	Please include a revised, updated letter from your former accountant addressing the revised disclosures in your amendment.

We will include an updated letter from our former accountant as an exhibit to the amended Form 8-K.

We further acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact me at 424-239-6781.

Yours truly,

/s/ Robert Cambridge

Robert Cambridge
Chief Executive Officer